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                                 [iVILLAGE LOGO]

                                             Filed by iVillage Inc.

                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933 and deemed
                                             to be filed pursuant to Rule 14d-2
                                             of the Securities Exchange Act of
                                             1934.

                                             Subject: Promotions.com, Inc.

                                             Commission File No.: 000-27411

FOR IMMEDIATE RELEASE

              iVILLAGE COMMENCES EXCHANGE OFFER FOR PROMOTIONS.COM

NEW YORK - March 19, 2002 - iVillage Inc. (Nasdaq: IVIL) today announced that, through a wholly-owned subsidiary, it has commenced an exchange offer for all outstanding shares of common stock (including associated preferred share purchase rights) of Promotions.com, Inc. (OTC: PRMO.OB). Under the terms of the previously announced merger agreement, iVillage will issue an aggregate of approximately $3.5 million in common stock, as well as approximately $9.8 million in cash, which represents a distribution of all cash less accrued liabilities and other reserves of Promotions.com. Accordingly, the net cost to iVillage will be $3.5 million in stock. The total consideration represents a price per share of approximately $0.87.

Following successful completion of the exchange offer, iVillage will consummate a merger to complete the transaction for the same consideration for all shares not tendered through the exchange offer. The exchange offer commenced on Tuesday, March 19, 2002, and will expire at 12:00 midnight New York City time on Tuesday, April 16, 2002, unless extended pursuant to the terms of the merger agreement.

The exchange offer will be subject to customary closing conditions, including that at least a majority of Promotions.com's shares have been tendered and no material adverse change to Promotions.com has occurred. Continental Stock Transfer & Trust Company is the depositary and exchange agent for the exchange offer and D.F. King & Co., Inc. is the information agent.

About iVillage Inc.
iVillage Inc. is a leading women's media company and the number one source for women's information online. iVillage includes iVillage.com, Women.com, Business Women's Network, Lamaze Publishing, The Newborn Channel, iVillage Solutions and Astrology.com. iVillage.com is a leading online women's destination providing practical solutions and everyday support for women 18 and over. Lamaze Publishing produces advertising-supported educational materials for expectant and new parents. The Newborn Channel is a satellite television network in over 1,100 hospitals nationwide.

iVillage.com is organized into branded communities across multiple topics of high importance to women and offers interactive services, peer support, content and online access to experts and tailored shopping opportunities. Content areas include Astrology, Babies, Beauty, Diet & Fitness, Entertainment, Food, Health, Home & Garden, Lamaze, Money, Parenting, Pets, Pregnancy, Relationships, Shopping, and Work.


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Established in 1995 and headquartered in New York City, iVillage Inc. (Nasdaq:
IVIL) is recognized as an industry leader in developing innovative sponsorship and commerce relationships that match the desire of marketers to reach women with the needs of iVillage.com members for relevant information and services.



Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:
iVillage Inc. has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the media industry, (ii) changes in domestic and foreign economic, political and market conditions, (iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) the impact of pending litigation on iVillage's business and financial condition. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF PROMOTIONS.COM.

In connection with the exchange offer described above, iVillage has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission, and a prospectus was included in that Registration Statement. Other materials relating to the offer and merger also will be filed with the Securities and Exchange Commission, including a Schedule TO, and Promotions.com's related solicitation/recommendation statement on Schedule 14D-9. INVESTORS ARE URGED TO READ THE PROSPECTUS, REGISTRATION STATEMENT, SCHEDULE TO, SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED AND TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the offering and merger documents filed with the SEC by iVillage and Promotions.com will be mailed to Promotions.com stockholders and may be obtained without charge upon request by calling the information agent for the offer, D.F. King & Co., Inc., toll free at
800.207.3159 (banks and brokers may call collect at 212.269.5550).

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CONTACTS:
iVillage                                    The Abernathy MacGregor Group
Carl Fischer                                Carina Thate
212.600.6502                                212.371.5999
cfischer@mail.ivillage.com                  cct@abmac.com



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